Material Information

2020 First Quarter Results

Confronting a challenging environment

Sales & Production
(mboed)

■ 1Q2019
■ 1Q2020

728
735
909
930
Production
Sales Volume

mboed: Thousand barrels of oil equivalent per day

Midstream (mbd)

■ Products
■ Crude Oil

1,137
260
877
1,136
263
873
1Q 2019*
1Q 2020

Optimization mainly oriented to

- Fixed cost
- Operational activities
- Maintenance
- Operating model

*2019 Volumes adjusted due to changes on volumetric quality compensation mbd: Thousand barrels per day

Downstream
Throughput (mbd)

■ Cartagena
■ Barrancabermeja

351
155
196
345
146
199
1Q 2019
1Q 2020

- Disciplined and efficient operation Cost
- Operational cost optimization (10%) and investment plan (30%)
- Securing domestic supply

mbd: Thousand barrels per day

EBITDA / EBITDA Margin

■ EBITDA COP Tn
● % EBITDA Margin

46%
35%
7.4
5.3
1Q 2019
1Q 2020

Net Income COP Tn

■ Net Income after Impairment
■ Net Income before Impairment

2.7
1.1
0.1
1Q 2019
1Q 2020

Set of Actions in Four Fronts

REVENUES

- Sustainable Production at 30 USD/bl
- Proactive commercial strategy

OPEX

- Optimization of COP 3.5 trillion
- Additional optimization up to COP 1 trillion for a 2020 target between COP 3.5 - 4.5 trillion

CAPEX

- Investment Plan ajusted between USD 2.5 - 3.0 billion
- Profitable projects prioritization

CASH

- USD 2.0 billion Bond Issuance
- Disbursement of contingent line of credit & short-term facilities of USD 1.1 billion

Contact information:
investors@ecopetrol.com.co Tel: +57 (1) 234 51 90

ecopetrol

2020 began as a year with growth prospects and a defined path. However, by the end of the first quarter, we confronted challenging and unexpected market conditions, reflected in a Brent price decline over 65% in comparison to year-end 2019. This change was triggered by external shocks, such as the substantial increase in oil supply, and the COVID-19 pandemic, which has generated a significant contraction of the demand for crude oil and products.

The Group is in a stronger operational and financial position, with a competitive investment portfolio from an industry standpoint, and a level of leverage that provide the flexibility to navigate through this environment. Although this scenario demands a quick response and major adjustments in the short-term, our focus on capital discipline, cash protection, production and reserves growth remain as pillars of the Company’s sustainable value promise in the mid and long-term.

The life and safety of our employees across our operations remain our maximum priority. In response to the COVID-19 emergency, we promptly implemented remote work, even prior to authorities’ decree of the mandatory lockdown measures. We have developed the “Minimum Operating Vital” concept in order to ensure reliable operations. Currently, out of the 13,000 employees of the Ecopetrol Group, more than 9,000 are working remotely through a secure digital connection.

Furthermore, Ecopetrol Group has contributed with COP 69 billion in social investment to confront the pandemic. These resources are been allocated in strengthening the country’s healthcare system and providing humanitarian aid to different regions across the country.

From a financial standpoint, Ecopetrol has set an intervention plan that includes optimization and austerity measures in order to timely align the capital efficiency and costs to a volatile market, preserving the Company’s long term value. On March 17, 2020 we announced the first stage of this plan that includes a set of actions in four fronts: i) An increase in revenues; ii) A COP 2 trillion  reduction in costs and expenses in order to strengthen the Company’s competitiveness; iii) A USD 1.2 billion decrease in the 2020 investment plan, and iv) Ensure  financing and cash protection.

We have successfully completed the first stage, achieving optimizations in costs and expenses of COP 3.5 trillion. Furthermore, we have raised around USD 3.1 billion equivalent in financing through the disbursement of the contingent line of credit, short-term facilities, and a bond  within international markets. With these actions, we have strengthened our cash position and anticipate any liquidity requirements caused by the deterioration of market conditions. These interventions will be reflected during the following quarter results.

During the first quarter of the year Ecopetrol Group achieved a consolidated net income, including impairment effect, of COP 133 billion and a consolidated EBITDA of COP 5.3 trillion. These results are mainly explained by the decrease in the international Brent price, which declined from 64 USD/Bl in 1Q19 to 51 USD/Bl in 1Q20, and a weakening of crude oil and product basket. By the end of this quarter, the crude basket spread vs. Brent was -10.5 USD/Bl versus -7.6 USD/Bl vis-à-vis the same period in 2019. These results were partially offset by the strengthening of gasoline, naphtha and diesel spreads and a average exchange rate devaluation of 13% during the first quarter of 2020.

The strenghtening of our commercial strategy has allowed us to promptly respond and quickly adapt to the new market conditions. We have been able to anticipate the sale of export crude, diversify end customers, and execute tactical hedges.

On the exploratory campaign, the Group and its partners completed the drilling of three wells in Colombia. In the international front, it is worth to highlight Gato do Mato-4 appraisal well, located offshore in the Santos basin in Brazil’s Pre-salt. Currently, Ecopetrol and Shell continue to move forward with the COL-5, Purple Angel and Fuerte Sur project, and negotiations for the Joint Operating Agreement (JOA) are underway as scheduled.

During the first quarter, Ecopetrol Group's average production reached 735 mboed, 7.1 mboed more than in the first quarter of 2019, despite public order events and the deterioration of market conditions. Two important milestones stand out: i) on March 1st, Ecopetrol recovered the operation of the Pauto Sur and Floreña fields, with the termination of the Piedemonte association contract that Equion operated for 9 years, and ii) on April 7 the Superintendence of Industry and Commerce approved the agreement signed between Hocol, subsidiary of the Ecopetrol Group, and Chevron Petroleum Company to acquire the participation of the latter in the Chuchupa and Ballena fields, located in the Department of La Guajira. We continue to move forward with our energy transition strategy and increase our natural gas portfolio.

In the international front, within the framework of the JV with Oxy, a change in the 2020 Plan was agreed, which focuses on prioritizing the preservation and protection of the Company’s cash flows. This new plan will result in an average 2020 production of between 4 and 5 mboed, with a total of 21 to 23 operating wells in production by year-

end. This plan is already executed thanks to the flexibility of short-cycle assets.

In the midstream segment, transported volumes remained consistent when compared to 1Q19 and maintained its operational stability. We highlight the increase in volumes towards Coveñas through the Ayacucho-Coveñas and ODC corridors due to the decrease in maintenance times for the Caño Limón -Coveñas Pipeline repairs. No reversals cycles were reported for this quarter.

The downstream segment was affected by the decrease in demand for its main products, especially in March, as a result of the COVID-19 pandemic.  The gross margin for downstream was 9.5 USD/Bl and the average throughput was 345,000 barrels per day, a 1.7% decrease as compared to the same period of 2019.

We continue our commitment to provide Colombia with cleaner fuels. During the first quarter, the diesel distributed had an average of 10 part per million of sulfur (ppm), and 100 ppm in gasoline. Both levels are below those required by Colombian legislation of 50 ppm for diesels and 300 ppm for gasoline.

As part of our efforts to contribute to the conservation of the environment and move towards decarbonization, during the first quarter we achieved a reduction of 178,099 tons of CO2 equivalent, verified by Ruby Canyon Engineering, which will be registered in order to obtain an equivalent number of Certified Emission Reductions.

In February, the competitive bidding process of the San Fernando Solar Park began through a Power Purchase Agreement scheme which, with an installed capacity of 50 MW, will be the largest solar self-generation park in the country. Likewise, progress continues in the maturation of other projects for an additional 120 MW of solar generation expected to be awarded in 2020.

It would like to highlight two events which took place during this quarter: first, we conducted the first 100%

virtual Ecopetrol’s General Shareholders’ Meeting, in compliance with the measures decreed by the Government in response to the COVID-19 pandemic; and second, a COP 180 dividend per share was approved by the General Shareholders’ Meeting, supported by the solid financial performance of the Company in 2019. The latter, in line with the current situation, will be paid out in its majority during the second half of this year.

Current low price environment and a weak demand determined the new reality that we need to incorporate. Therefore, we have decided to move forward with the implementation of additional measures, with the objective of ensuring a sustainable operation and a positive cash flow in the short term, in a Brent price environment between 30 - 40 USD/Bl during 2020. This measures include: i) revenue protection through a profitable production, a proactive commercial strategy and the execution of strategic hedging; ii) an additional COP 1.5 trillion reduction of costs and expenses, reaching a reduction of COP 3.5 trillion to date, to achieve a target of between COP 3.5 - 4.5 trillion in 2020; iii) an adjustment to the investment level to a new range between USD 2.5 - 3.0 billion. We have prioritized those strategic projects which allow us to fulfill our long-term vision and generate value to our shareholders.

Certainly the current environment and the measures adopted to address it will affect the former targets established in the 2020 business plan, which must be reviewed and adjusted to the current price scenario. We will provide an update of the Plan during the second half of the year.

Now, more than ever, Ecopetrol reaffirms its commitment to operational excellence, the safety and care of its employees, the environment protection, joint growth with communities, and the value creation for our shareholders.

Felipe Bayón Pardo

CEO Ecopetrol S.A.

Bogotá, May 11, 2020. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today Ecopetrol Group’s financial results for the first quarter of 2020, prepared in accordance with the International Financial Reporting Standards applicable in Colombia.

As of first quarter 2020, Ecopetrol reported a consolidated net income of COP 133 billion and a consolidated EBITDA of COP 5.3 trillion, impacted by a challenging environment. The Company has adopted an intervention plan to address this new situation, with the objective of ensuring a sustainable operation and a positive cash flow in the short term, in a Brent price environment between 30 - 40 USD/Bl

Table1: Financial Summary of Income Statement – Ecopetrol Group

Billion (COP)	1Q 2020	1Q 2019	∆ ($)	∆ (%)
Total sales	15,072	15,943	(871)	(5.5%)
Depreciation and amortization	2,153	1,970	183	9.3%
Variable cost	6,696	6,118	578	9.4%
Fixed cost	2,438	2,147	291	13.6%
Cost of sales	11,287	10,235	1,052	10.3%
Gross income	3,785	5,708	(1,923)	(33.7%)
Operating and exploratory expenses	1,078	751	327	43.5%
Operating income	2,707	4,957	(2,250)	(45.4%)
Financial income (loss), net	(665)	(386)	(279)	72.3%
Share of profit of companies	(1)	161	(162)	(100.6%)
Income before income tax	2,041	4,732	(2,691)	(56.9%)
Income tax	(630)	(1,674)	1,044	(62.4%)
Net income consolidated	1,411	3,058	(1,647)	(53.9%)
Non-controlling interest	(347)	(313)	(34)	10.9%
Net income attributable to owners of Ecopetrol before impairment	1,064	2,745	(1,681)	(61.2%)
(Expense) recovery for impairment long-term assets	(1,209)	0	(1,209)	-
Deferred tax of impairment	278	0	278	-
Net income attributable to owners of Ecopetrol	133	2,745	(2,612)	(95.2%)

EBITDA	5,257	7,357	(2,100)	(28.5%)
EBITDA Margin	34.9%	46.1%	-	(11.2%)

-------------------------------

The figures included in this report were extracted from the Company’s audited financial statements. The financial information is expressed in billions of Colombian pesos (COP), or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release may contain forward-looking statements related to business prospects, estimates on operating and financial results, and Ecopetrol's growth. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its continued access to capital in order to finance the Company's business plan. These forward-looking statements basically depend on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without notice.

I. Financial and Operating Results

Sales Revenue

Decrease of 5.5% in 1Q20 sales revenues versus 1Q19 as a combined result of the following:

a)

Lower average weighted basket price of crude oil, gas and products by -12.2 USD/Bl (COP -3.2 trillion), mainly due to the decrease in Brent price and in crude and fuel oil spreads, partially offset by better spreads in gasoline, naphtha and diesel.

b)

Higher sales volume (COP +0.5 trillion, +22 mboed), associated with higher production levels due to the entry into operation of the LPG plant in Cupiagua, higher purchases due to new commercialization contracts and household gas sales due to the consolidation of Invercolsa as of 4Q19.

c)	Increase in the average exchange rate, positively impacting revenues (COP +1.9 trillion).
d)	Lower revenues from transport and other services (COP -0.1 trillion).

Table 2: Sales Volumes - Ecopetrol Group

Local Sales Volume - mboed	1Q 2020	1Q 2019	∆ (%)
Medium Distillates	147.4	153.4	(3.9%)
Gasoline	114.6	111.6	2.7%
Natural Gas	87.0	78.3	11.1%
Industrials and Petrochemicals	24.7	22.5	9.8%
LPG and Propane	18.5	14.8	25.0%
Crude Oil	5.5	8.8	(37.5%)
Fuel Oil	2.1	1.4	50.0%
Total Local Volumes	399.8	390.8	2.3%

Export Sales Volume - mboed	1Q 2020	1Q 2019	∆ (%)
Crude Oil	424.5	408.4	3.9%
Products	104.6	107.9	(3.1%)
Natural Gas*	1.4	1.8	(22.2%)
Total Export Volumes	530.5	518.1	2.4%

Total Sales Volumes	930.3	908.9	2.4%

* Natural Gas exports correspond to domestic sales of Ecopetrol América LLC.

Domestic Sales (43%): Increase of 2.3% versus 1Q19, due to the combined effect of:

•	Gas: Increase in sales due to new contracts from Cusiana and Cupiagua in December, 2019, and household gas sales from Invercolsa, a subsidiary that Ecopetrol began to consolidate in December, 2019.
•	LPG and Propane: Increased supply due to the entry into operation of the Cupiagua plant as of September 2019.
•	Industrial and Petrochemicals: Increase driven by higher sales of asphalt for export and greater domestic demand due to the recovery of the road network in Bogotá and the reactivation of 4G projects.
•	Medium Distillates: Lower sales due to the drop in demand as a result of the mandatory preventive lockdown in response to the COVID-19 pandemic.

International Sales (57%): Increase of 2.4% versus 1Q19, due to the combined effect of:

•	Crude oil: Higher sales due to an increase in production and domestic crude purchases.
•	Products: Less availability of gasoline for export, due to the increased use of naphtha as a diluent in the local market.

Prices and Spreads Performance

Table 3: Average Basket Prices and Spreads - Ecopetrol Group

USD/Bl	1Q 2020	1Q 2019	∆ (%)
Brent	50.8	63.8	(20.4%)
Natural Gas Basket	23.0	24.2	(5.0%)

Crude Oil Basket Spread	(10.5)	(7.6)	(38.2%)
Crude Oil Basket	40.3	56.2	(28.3%)
% Spread Crude Oil Basket vs. Brent	(20.7%)	(11.9%)	(73.9%)

Products Basket Spread	8.6	6.2	38.7%
Products Basket	59.4	70.0	(15.1%)
% Spread Products Basket vs. Brent	16.9%	9.7%	74.2%

Crudes: The commercial strategy concentrated on anticipating crude oil sales with focus on strategic clients with long-term supply framework contracts, which has ensured the inclusion of barrels within the base feedstock of their refining systems. This has enabled the Ecopetrol Group to mitigate the impact on spreads of export crudes during the current COVID-19 crisis.

This strategy has been possible as a result of the operational continuity of the supply chain, the stability in the quality of crudes, the timeliness in the delivery of the products and the contractual flexibility offered to clients.

Refined Products: The spread in the refined product basket versus Brent strengthened due to a better spread in asphalt sales and by taking advantage of market conditions for diesel and gasoline.

Natural Gas: Contractually agreed sales prices have remained stable compared to 1Q19. The lower price is explained by adjustments from previous periods in 2019.

Hedging Program: During 2019, Ecopetrol approved a Hedging Policy (tactical and strategic) and implemented processes, procedures and controls for its execution. The tactical hedging program allows for the capture of value in trading operations and Asset Backed Trading (ABT), mitigating the market risk of specific operations. Strategic hedges seek to protect the Group's consolidated financial statements from fluctuations in market variables within a given period of time, providing cash flow stability.

In 1Q20, 10 tactical hedges were executed for 7.65 million barrels of export crude oil, 500 mbo of crude oil for the Cartagena refinery, and 3.71 million barrels of fuel oil for the Barrancabermeja refinery. Of these 10 hedges, 3 have already been settled and 7 remain open.

Additionally, strategic hedges were carried out in April to mitigate the impact of Brent price volatility on the April, May and June export results. The Company expects that operations will continue to be executed to the extent that market conditions are deem possible.

Cost of Sales

Depreciation and Amortization: 9.3% increase in 1Q20 compared to 1Q19, as a result of i) a higher level of capital investment; ii) the positive effect of COP devaluation against USD on the depreciation of the Group’s companies with  dollar as their functional currency; and, iii) higher levels of production.

Variable Costs: Variable costs for 1Q20 increased by 9.4% as compared to 1Q19, primarily due to the combined effect of:

a)

Adjustments to the inventory amount of crude oil and products at Ecopetrol and Reficar, to bring it to its recoverable amount (COP +0.5 trillion), given that as a result of current market conditions, International Financial Reporting Standards (IFRS) establish that inventory amounts must be recognized at a value not less than their sale price, thus guaranteeing an estimate of possible losses.

b)	Increase in the energy cost (COP +0.1 trillion) mainly due to higher purchases to supply the unavailability of the transmission line in the Castilla la Nueva and Chichimene fields for revamping.
c)	Other costs (COP +0.1 trillion), mainly associated with gas royalties in line with the increase in production.
d)

The above increases were partially offset by a lower cost in crude oil, gas and products purchases (COP -0.2 trillion), due to the net effect between: i) a decrease in the average price of domestic purchases and imports of crude oil, products and gas (COP -1.1 trillion); ii) an increase in the average exchange rate of purchases (COP +0.6 trillion); and iii) an increase in volumes purchased (COP +0.3 trillion, +19 mboed).

Fixed Costs: During 1Q20, fixed costs increased by 13.6% as compared to 1Q19 due to the combination of:

a)	Increased maintenance, contracted services, and other activity costs, (COP +0.2 trillion) as a result of an increase in operations, prior to the implementation of the announced optimization measures.
b)	Higher labor costs (COP +0.1 trillion) primarily due to salary increases compared to the previous year and an increase in headcount.

Operating and Exploratory Expenses (Net of Other Income) before Impairment

Operating and Exploration Expenses for 1Q20 increased by 43.5% as compared to 1Q19, mostly due to:

a)	The recognition of a non-recurring income in 1Q19 due to a ruling in favor of Ocensa due to a litigation related to the fill-up-line in the transport system, not recorded in 1Q20.
b)	Higher depreciation and amortization expenses related to refinery plant maintenances that did not generated income, and the consolidation of Invercolsa as of 4Q19.
c)	Higher labor expenses due to salary and headcount increases.
d)

Other operating expenses related to: i) higher social investment; ii) updating of environmental provisions and iii) damages caused by third parties to the transport system and illegal valves, among others.

Financial Income (Non-Operating)

Increase of 72.3% in the financial expense for 1Q20 compared to 1Q19, due to the net effect of:

a)

Unrealized accounting loss on the portfolio valuation, due to lower current market rates, (COP -156 billion), given that accounting recognition is required to be made at fair value. Nonetheless, treasury management ensures that the sale of securities portfolio positions is conducted without loss against their purchase value.

b)	Increase in interest expenses on foreign currency debt, due to COP devaluation against USD (COP -33 billion).

The foreign exchange exposure generated by the Group's net dollar position was optimized during 1Q20 by means of the extension of the hedge accounting for net investment in foreign businesses for USD $900 million. This amount was associated with i) outlay of funds to close the negotiation with Oxy for the development of unconventional reservoirs in the Permian Basin, ii) the disbursement of resources for the Gato Do Mato project in Ecopetrol Brazil and iii) the extension of hedges in other companies investments with dollar as their functional currency.

The Effective Tax Rate for 1Q20 was 42.3% as compared to 35.4% for 1Q19. The increase is mainly due to the recognition of the impairment of long-term assets of the Cartagena refinery, which is taxed under a special regime as free trade zone, partially offset by a reduction of 1% in the regulatory tax rate established by the Financing Law (Ley de Financiamiento).

Impairment of Long-term Assets

The Company conducted an analysis of the recoverable amount of its main long-term assets as of March, 2020, adjusting the assumptions used in its impairment evaluation as of December 31, 2019, mainly in: i) short-term Brent prices, ii) spreads quality, iii) refining margins, and iv) discount rates updated with the macroeconomic variables observed in March 2020. The result is the recognition of an impairment expense in the amount of COP 1.2 trillion, of which COP 0.5 trillion corresponds to the upstream segment and COP 0.7 trillion to the downstream segment.

This figure reflects the best estimate that the Company has as of March 31, 2020. Given the volatility of the market, it may be adjusted during the course of the year. It should be noted that impairment charges in the income statement for the period do not involve cash outflows and are subject to reversal in the event that an improvement in market conditions indicates that the recoverable amount of an asset exceeds its carrying amount.

Cash Flow and Debt

Cash Flow: At the 1Q20 end, Ecopetrol Group’s cash, which includes cash equivalents and short and long-term financial securities, amounted to COP 11.7 trillion (50% COP and 50% USD). For the quarter, the main source of cash resulted from operational activities (COP 2.6 trillion) which covered: i) the outflow of resources for Capex investments in the amount of COP 3.5 trillion, ii) the payment of interest and periodic debt amortization in the amount of COP 0.6 trillion, and iii) the payment of dividends to non-controlling shareholders of the subsidiaries of the midstream segment in the amount of COP 0.4 trillion.

Table 4: Cash Position – Ecopetrol Group

Billion (COP)	1Q 2020	1Q 2019
Initial cash and cash equivalents	7,076	6,312
(+) Cash flow from operations	2,572	4,834
(-) CAPEX	(3,453)	(1,938)
(+/-) Investment portfolio movement	2,493	699
(+) Other investment activities	96	152
(-) Borrowings and interest payments	(600)	(683)
(-) Dividend payments	(426)	(333)
(+/-) Exchange difference (cash impact)	1,039	(105)
Final cash and cash equivalents	8,797	8,938
Investment portfolio	2,934	7,365
Total cash	11,731	16,303

Note: Cash represents available funds in cash or cash equivalents, as well as investments in financial securities, independent of their maturity.

Debt: As of March 31, 2020 debt balance amounted to COP 46.5 trillion, equivalent to USD 11.4 billion. The following debt activities were carried out during April 2020:

•	Disbursement of contingent line of credits in the total amount of USD 665 million contracted with Scotiabank (USD 430 million) and Mizuho Bank (USD 235 million) in September of 2018.
•	Treasury credits contracted in Colombian pesos and US dollars for COP 775 billion and USD 100 million, respectively.
•	Issue of international bonds for the amount of USD 2.0 billion.

Following these financing activities, the gross debt-to-EBITDA ratio reported for March 2020 would increase from 1.6x to 2.0x.

Investments:

Table 5: Investments – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	348	125	473	50.3%
Downstream	35	30	65	6.9%
Exploration	30	314	344	36.6%
Midstream*	(0)	44	44	4.7%
Corporate	14	0	14	1.5%
Total	427	513	940	100.0%

* Includes the total amount of investments of each of the Ecopetrol Group companies (Ecopetrol S.A.’s share and non-controlling interest)

Ecopetrol Group investments amounted to USD 940 million for 1Q20, increasing 45% compared to 1Q19, mostly due to the payment of contractual obligations derived from the agreement signed with Shell for the Gato do Mato project in Brazil. It is worth noting that for this year, the plan includes investments in blocks that are active or have been assigned for the development of exploration and development activities.

Of the 1Q20 investments, 87% was allocated to the upstream segment. 83% of the investment was allocated to growth opportunities focusing on increasing production and reserves. Finally, 57% of the investment was allocated in Colombia and the remaining 43% abroad. During 1Q20, investment execution did not report significant impacts due to the fall in crude oil prices and the measures taken by the government to prevent the spread of COVID-19.

II. Adjustment Measures Given Current Environment

On March 17, 2020 Ecopetrol announced a first stage of measures in response to the new market conditions, including a reduction of USD 1.2 billion in the Investment Plan and COP 2.0 trillion in costs and expenses. After considering new market conditions, the Company decided to move forward with additional interventions that aim to guarantee a sustainable operation and positive cash flow in a price environment between 30 - 40 USD/Bl for 2020. The measures include:

1.

A new Investment Plan range for 2020 is expected between USD 2.5 and 3.0 billion, compared to the initial plan of USD 4.5 to 5.5 billion. This new stage includes: i) postponement of projects that are not profitable under the new market conditions, until international oil prices recover, and ii) postponement of operational continuity investments that can be optimized or displaced over time without compromising asset’s integrity and reliability. This stage also takes into account the impacts on projects execution from the measures taken as a result of the COVID-19 pandemic.

The new investment plan prioritizes profitable growth projects in the new market conditions (67%) and operational continuity to ensure integrity, efficiency and reliability across the value chain (33%). Investments will continue to be focused in Colombia (80%), protecting regulatory projects, social investment, studies of unconventional reservoirs and gas production projects that guarantee the supply to Colombian regions. Investments abroad will ensure compliance with the Company’s contractual obligations outside Colombia.

2.

A further decrease in costs and expenses of COP 1.5 trillion, reaching a reduction of COP 3.5 trillion to date. The 2020 target stands at COP 3.5 - 4.5 trillion. These additional optimizations are mainly focused on: i) dilution and transport; ii) maintenance activities in the subsoil and surface, as well as maintenance prioritization in plants and transport systems; and, iii) rationalization of exploratory expenses and field activities supported by digital processes. Similarly, the following items were prioritized: activities with partners, costs and general expenses, renegotiation of contracts and fees, contracted services, travel, consulting, workplace adaptations, administrative expenses and labor expense by freezing staff recruitment, training, among others.

Based on the intervention measures implemented and the Brent price expectations, in 2020 the net income breakeven remains below 30 USD/Bl (without impairment), the total cost1 stands at a range between 19 - 22 USD/Bl and the cash breakeven at around 26 USD/Bl.

Ecopetrol considers that the targets set forth in the 2020 - 2022 Business Plan different to those updated in the previous paragraphs, do not reflect the current reality of the business.  However, as of the date of this report, the Company is still analyzing the effects of current market conditions and has not yet determined what the new targets will be. The Company currently expects to make such determination during the second half of 2020, although it offers no assurance as to the exact timing or what the changes will be. Other initiatives carried out on different fronts within the Company during the quarter are detailed below:

Commercialization and Marketing: Ecopetrol has an ongoing dialogue with wholesale distributors and with the Ministry of Mines and Energy in order to meet various requirements in light of limited demand. Ecopetrol has adjusted its production, refining and transport programs in a timely manner, ensuring continuity of Colombian fuel supply nationwide and guaranteeing efficient operations. Likewise, measures have been implemented to guarantee compliance with contracts for the purchase and sale of crude oil and products both domestically and internationally, through actions such as storage, adjustments to delivery programs, logistical optimizations, financial hedges and others, all aimed at protecting the Company’s margins.

Storage Initiatives:

•

Crude Oil: The Ecopetrol Group has a total storage capacity of 4.7 million barrels. In addition, alternatives for floating storage in Suezmax-type vessels (1.0 million barrels) and Very Large Crude Carrier - VLCC (2.0 million barrels) are constantly assessed and onshore storage opportunities with third parties in Colombia also identified.

•

Products: The Company has a storage capacity of approximately 6.7 million barrels, across different locations. At the international level, different options for storage are under systematic review, mainly in the Caribbean.

Exploration: Approximately 40% of the approved investment plan for 2020 have been slashed, mainly by suspending the acquisition of seismic information and displacing the drilling of some wells, thus contributing to the Group’s profitability and sustainability. Likewise, operations are being carried out on site with the minimum personnel required, and to date, the projects and drilling work fronts have been temporarily halted at a safe and optimum stage. Furthermore, the implementation of the Petrotechnical Digital project has allowed professionals to remotely access specialized applications and technical data.

Production: Prevention, containment and mitigation measures have been implemented, such as: i) maximizing remote work within production fields; ii) adjustments to shift changes and implementation of minimum operating requirements at the facilities; iii) communication and coordination with the authorities to ensure compliance with the new regulations; and iv) review of work control procedures to continue assuring safe and responsible operations. On the other hand, the operation and maintenance of the fields has been preserved; and investment, cost and expense optimization programs started, conducting together with Ecopetrol allies the viability of projects at lower costs with a benefit for the parties and communities in terms of employment.

Gas: Measures have been taken including different agents of the value chain in order to address the reduction of approximately 20% - 30% in gas demand, mainly as a consequence of the COVID-19 situation. Ecopetrol approved forces majeures declared by their clients for 86.2 Gbtud during March 2020, offered alternatives to mitigate the cost of the devaluation of the exchange rate to the end-consumers, as well as other measures provided by the regulatory framework. With the surpluses resulting from the lower local demand, a commercial strategy has been developed to support the thermal power sector.

1 Includes: Cost of Transport, Operational Expenses and Operational Costs. Calculated over barrels sold.

Midstream: On April 29, 2020 Cenit and its subsidiaries announced that they offered a relief to producers who would only pay 50% of the tariff during May and June with the remaining 50% financed by the transporters, with a two-months grace period (July and August), to become payable from September, 2020. This assistance is in addition to the commercial discounts already offered since early April.

Midstream segment companies have worked on three aspects: i) guaranteeing operational continuity, adjusting work shifts and implementing alternate operating schemes to facilitate social distancing and strengthen communication connectivity in the stations; ii) well-being and development for employees and their families with protocols for working from home and changes in administrative processes to ensure a virtual operation; and iii) implementation of occupational health and hygiene protection measures for contractors, who are part of the Company’s emergency workforce.

Downstream: Refineries have ensured domestic supply and guaranteed quality of the fuels delivered while operating in strict compliance with the protocols set forth to avoid the spreading of COVID-19, in a disciplined manner and under premises of integrity and efficiency. Operations have been adapted through the implementation of measures such as: i) adjustments to unit throughputs to align production to the new levels of demand, ii) review and prioritization of the schedule shutdowns scheme with maintenance reprogramming and, iii) additional storage of crude oil, components and products.

To date, around 10% of the budgeted operating costs have been optimized and additional sources of optimization continue to be identified. In terms of the investment plan, priority has been assigned to those projects deemed critical to maintaining the safety and operational integrity and those that generate the greatest value for the segment, optimizing and displacing approximately 40% of the investment plan originally scheduled for this year.

HSE: The COVID-19 Health Response Committee was created in order to determine and issue technical guidelines, ensure resources for dealing with the pandemic and monitor and supervise probable and/or confirmed cases. Likewise, the COVID-19 Crisis Committee was formed, comprised by the Company's Vice-Presidents, whose main function is to prevent, prepare and respond to the real and potential impacts that the pandemic may generate on people's integrity and the operation continuity. Finally, Ecopetrol is working under the Minimum Operating Vital concept by which the plants and processes operate with the minimum personnel required, and operating shifts are adjusted as needed.

Social Investment: Ecopetrol adapted its social investment strategy in such a way to channel resources to meet three basic objectives during the pandemic: i) support to the local authorities and entities for COP 69 billion, mainly in the Company’s operating regions, with humanitarian aid and through the health system strengthening following the guidelines and priorities defined by the National Government, ii) implementation of short-term projects to reactivate the economy in the Company's areas of influence, and iii) prioritize the execution of social investments commitments previously acquired with the local entities.

On the other hand, a Crude Oil Price Crisis Committee was created to manage the teams, plans and resources allocated to respond to the current price situation and mitigate its impacts.

III. Results by Business Segment

1.    UPSTREAM

Exploration

Ecopetrol and its partners completed the drilling of three wells: i) the Olini Oeste-1 well, which was declared dry and consequently plugged and abandoned, ii) the Aguas Blancas 24 appraisal well, and iii) the Lorito Este-1 exploratory well, both temporarily suspended with production tests pending. Continuing with the 2020 exploration campaign, at the end of the quarter drilling was underway in the following wells: the Nafta-1, Liria YW-12 and Lorito A1, all operated by Ecopetrol; the Antillas-1 well operated at sole risk by the company Perenco and the Obiwan-1 well operated by the subsidiary Hocol. Following the COVID-19 health crisis, the wells were directed to a safe stage and operations were temporarily suspended.

Cumulative production of exploration assets in 1Q20 reached 346.7 mboe (3,810 boed) compared to 149.6 mboe (1,660 boed) in 1Q19, from extensive testing in the Boranda, Andina, Esox and Bullerengue discoveries drilled in 2019.

Offshore Development: Ecopetrol and Shell continue making headway on the COL-5, Purple Angel, Fuerte Sur project, and the Joint Operating Agreement (JOA) negotiations are progressing as scheduled. Planned execution of the appraisal well in 2021 are still in place, with environmental monitoring activities of the prospective well drilling site to be executed during 2020 in order to begin preparing the Environmental Management Plan.

Gato do Mato: Regarding the activities foreseen in the Gato do Mato offshore project, located in the Santos basin in Brazil, Shell, as project’s operator, completed the drilling of the Gato do Mato-4 appraisal well. To date, the procedures to finalize Ecopetrol's involvement in the project are underway.

Production

Table 6: Gross Production* - Ecopetrol Group

Production - mboed	1Q 2020	1Q 2019	∆ (%)
Crude Oil	554.5	551.0	0.6%
Natural Gas	122.6	114.1	7.4%
Total Ecopetrol S.A.	677.1	665.1	1.8%
Crude Oil	21.8	21.1	3.3%
Natural Gas	8.8	8.6	2.3%
Total Hocol	30.6	29.7	3.0%
Crude Oil	4.6	8.3	(44.6%)
Natural Gas	3.5	5.0	(30.0%)
Total Equion**	8.1	13.3	(39.1%)
Crude Oil	3.2	3.6	(11.1%)
Natural Gas	0.9	1.2	(25.0%)
Total Savia**	4.1	4.8	(14.6%)
Crude Oil	11.9	13.0	(8.5%)
Natural Gas	1.9	2.0	(5.0%)
Total Ecopetrol America	13.8	15.0	(8.0%)
Crude Oil	1.1	0.0	-
Natural Gas	0.3	0.0	-
Total Rodeo Midland Basin	1.4	0.0	-
Crude Oil	597.1	597.0	0.0%
Natural Gas	138.0	130.9	5.4%
Total Ecopetrol Group	735.1	727.9	1.0%

* Gross production includes royalties and is prorated according to Ecopetrol's share in each company. ** Equión and Savia are included in the Financial Statements using the equity method. Equion’s Production goes up to February 28, 2020, which corresponds to the end date of the Piedemonte partnership agreement. As of March 1, 2020, Ecopetrol incorporates 100% of the production from the Pauto Sur and Floreña fields. Note: Gas production includes white products.

During 1Q20, the Ecopetrol Group’s average production reached 735.1 mboed, where the fields with enhanced recovery contributed with 33% of the production. Moreover, the Ecopetrol Group companies provided 58 mboed to the total production, where it is important to highlight Hocol's contribution of 30.6 mboed.

The successful receipt of the Pauto and Floreña fields from Equión was completed this quarter. Additionally, both the drilling campaigns in the Rubiales and Yariguí fields as well as the secondary recovery program in Chichimene and Castilla continued on course during the period showing good results.

Disruptions during 1Q20 were attributable to: i) public order and physical security events in the Rubiales, Capachos and Suroriente fields; ii) decreased gas sales to the Cartagena refinery given its operating situations (as discussed below), and iii) decreased national gas demand since March 17 as a result of COVID-19.

In terms of drilling, 110 development wells were drilled and completed during 1Q20, with an average utilization of 35 rigs, and over 120 capitalizable workovers were carried out.

Joint Venture with Occidental Petroleum Corporation: Given the current situation, Ecopetrol and OXY established a modification of the agreed plan for the current year, prioritizing cash preservation and protection, and following the guidelines included in the JV agreement for adverse situations. The partners analyzed alternative scenarios, seeking the greatest value generation given the activities already carried out, and agreed on a new plan for 2020 that includes: i) finishing the fracking and completion activities for the 18 wells already drilled, ii) suspending drilling activities, thus freeing the 4 operating rigs, iii) continue the ongoing pursuit of optimization and cost savings initiatives; and iv) work on a detailed readiness strategy for the restart of activities. The plan includes an investment cut of the JV from the initial estimate of USD 800 million to USD 180 - 200 million. This new plan will lead to an average net production for Ecopetrol between 4.0 and 5.0 mboed in 2020, with a total of 21 - 23 operated wells in production by the end of the year.

Guajira Assets Development (Gas): The Colombian Superintendence of Industry and Commerce (SIC for its Spanish acronym) approved this operation on April 7, 2020, and according to the transaction document, the fields were received on April 30 and operations began on May 1, 2020 with Hocol as operator. The total potential production of the acquired fields is estimated at 175 million cubic feet per day (about 31 mboed), which will allow Hocol to increase its production by 42%, reaching levels above 43 mboed (including royalties). This acquisition will expand the natural gas share within Hocol’s portfolio from 28 to 50%.

Lifting and Dilution Cost

Table 7: Lifting and Dilution Costs - Ecopetrol Group

USD/Bl	1Q 2020	1Q 2019	∆ (%)	% USD
Lifting Cost*	8.22	8.72	(5.7%)	15.2%
Dilution Cost**	3.68	3.68	0.0%	100.0%

* Calculated based on barrels produced, exempt of royalties ** Calculated based on barrels sold

Lifting Cost

Cost effect (+0.84 USD/Bl): Cost increase primarily due to:

•	Higher cost from association contracts, due to an increased share in specific contracts with partners and a greater production.
•	Increase in energy consumption due to higher fluids production (water and crude oil), enhanced recovery, as well as an increase in unregulated energy costs due to higher market rates.
•	Higher subsoil maintenance costs due to the increase in the number and complexity of well interventions and services.

Volume effect (-0.29 USD/Bl): Lower cost due to the production increase compared to 2019.

Exchange rate effect (-1.05 USD/Bl): Increase of 398.52 pesos/dollar in the exchange rate when re-stating pesos denominated costs into dollars.

Dilution Cost: Dilution cost in 1Q20 remains stable versus 1Q19, leveraged by the effect of the market exchange rate (-0.5 USD/Bl), a lower purchase price for naphtha (-9.7 USD/Bl) and an increase in the purchases of barrels of naphtha (+7.7 mbd) due to an increase in the production of heavy crude oil.

Financial Results for the Segment

Table 8: Income Statement – Upstream

Billion (COP)	1Q 2020	1Q 2019	∆ ($)	∆ (%)
Total revenue	10,483	11,598	(1,115)	(9.6%)
Depreciation, amortization and depletion	1,503	1,343	160	11.9%
Variable costs	5,050	4,614	436	9.4%
Fixed costs	2,383	2,219	164	7.4%
Total cost of sales	8,936	8,176	760	9.3%
Gross income	1,547	3,422	(1,875)	(54.8%)
Operating and exploratory expenses	629	390	239	61.3%
Operating income	918	3,032	(2,114)	(69.7%)
Financial result, net	(151)	(17)	(134)	788.2%
Share of profit of companies	(51)	37	(88)	(237.8%)
Income before income tax	716	3,052	(2,336)	(76.5%)
Provision for income tax	(199)	(1,017)	818	(80.4%)
Consolidated net income	517	2,035	(1,518)	(74.6%)
Non-controlling interest	21	15	6	40.0%
Net income attributable to owners of Ecopetrol before impairment	538	2,050	(1,512)	(73.8%)
(Expense) income from impairment of long-term assets	(518)	0	(518)	-
Deferred tax on impairment	151	0	151	-
Net income attributable to owners of Ecopetrol	171	2,050	(1,879)	(91.7%)

EBITDA	2,485	4,564	(2,079)	(45.6%)
EBITDA Margin	23.7%	39.4%	-	(15.7%)

Revenues in 1Q20 decreased versus 1Q19 mainly due to the decrease in the Brent price and the decline of the crude oil spread. This impact was partially offset by a greater devaluation of COP against USD and higher sales volume, associated with increased production and new purchase contracts from third parties.

The cost of sales for 1Q20 increased compared to 1Q19 as a result of:

•

Increase in transportation cost due to a tariffs update and higher exchange rate, partially offset by the lack of reversal cycles in the Bicentenario Pipeline, due to more operational days of the Caño Limón Pipeline.

•

Higher energy costs primarily due to an increase in market rates and greater purchases to supply the transmission line in the Castilla La Nueva and Chichimene fields, which was unavailable due to revamping operations.

•	Increase of gas royalties resulting from greater production and the exchange rate effect.
•	Increased crude oil and diluent purchases (new commercial agreements with third parties), as well as the effect of a higher average exchange rate on purchases.
•	Due to the Brent price decline, an adjustment was made to the value of crude oil inventories at their realization price, given that their manufacturing cost is now higher than their sale price.

Operating expenses in 1Q20 increased compared to 1Q19 mainly due to higher environmental provisions resulting from the execution of additional technical studies, increased labor expense and increased social investment in the regions. Exploration expenses in 1Q20 decreased compared to 1Q19 mainly from decreased recognition of dry wells in 1Q20.

The net (non-operating) financial result of 1Q20 compared to 1Q19 reflects better exchange rate differential results, given the expansion of the net investment hedge in the Permian subsidiaries and Ecopetrol Brazil, which minimizes the exchange rate exposure of the foreign currency debt. This was partially offset by i) an unrealized loss in the mark to market valuation of the financial portfolio, and ii) higher financial interest on dollar denominated debt as a result of COP devaluation against USD.

2.    MIDSTREAM

Table 9: Transported Volumes – Midstream

mbd	1Q 2020	1Q 2019[2]	∆ (%)
Crude Oil	872.8	876.9	(0.5%)
Products	263.3	259.8	1.3%
Total	1,136.0	1,136.7	(0.1%)

Crude Oil: Transported volumes remained in line as compared to 1T19 due to a decreased national production and lower deliveries in the South systems given the diversion of volumes to other points. This was offset by the greater injection of Acordionero crude in Ayacucho and the anticipated capture of volumes previously transported by tanker trucks, as a result of the entry into operation of the Jacana transfer line in 2H19, which resulted in a freed up capacity at the Jagüey unloading facility. Approximately 80.1% of the crude oil volume transported is owned by Ecopetrol Group.

The flow to Coveñas has been carried out in a greater proportion through the Ayacucho - Coveñas and Oleoducto de Colombia - ODC – corridors (+42.6 mbod versus 1Q19) as  no reversal cycles have been made this year in the Bicentenario Pipeline and given the operational optimizations performed by ODC. During 2020, there have been no reversal cycles mainly due to shorter maintenance times for the repair of the Caño Limón Pipeline, which in turn, has increased its operational days.

The Oleoducto de Colombia Pipeline has optimized its batch transportation, which has allowed it to transport higher volumes through the Caño-Limón and ODC pipelines, which had been previously transported through Segmento III of Ocensa.

In 2020, the pipeline network continued to be affected by third parties. There were 18 attacks on the infrastructure during the quarter, 10% less than in 1Q19. In contrast, illicit valves increased 49% for crude oil and decreased 54% with respect to refined products, for a total of 294 illicit valves discovered in 1Q20.

Refined Products: In 1Q20, transported volumes increased versus 1Q19, with the Barrancabermeja refinery reaching a historical transportation record in January (amounting to 264 mbod), and the shortest duration in the maintenance period of the HDT unit of Barrancabermeja (17 days less versus 2019). However, the transportation of refined products was affected by the mandatory national lockdown due to COVID-19. From the begining of the year up to March 20 - the starting date of the drill and subsequent mandatory preventive lockdown - transportation by the pipeline systems averaged 275 mbod. From March 21, fuel consumption has declined, resulting in an average transported volume of 165 mbod for the last 11 days of March. Approximately, 34% of the volume of refined products transported through the multipurpose system belonged to Ecopetrol Group.

Cost per Barrel Transported

Table 10: Cost per Barrel Transported – Midstream

USD/Bl	1Q 2020	1Q 2019	∆ (%)	% USD
Cost per Transported Barrel	2.93	2.92	0.3%	9.2%

* Includes Barrancabermeja, Cartagena and Esenttia refinerie

2 2019 volumes adjusted to reflect changes in the volumetric quality compensation, associated to formalization of volumetric balances.

Cost effect (+0.41 USD/Bl): Cost increase due to:

•	Increased maintenance activities execution.
•	Additional operating day in February.
•	Additional energy costs primarily due to rate increases.
•	Increase in maintenance costs to address damage caused by third parties attacks and illicit valve connections, which increased by 43% versus 1Q19.

Volume effect (-0.03 USD/Bl): Lower cost per barrel due to additional transported volume (+1%). In products, more barrels were transported in 2020 by multipurpose pipelines (+3 mbd), highlighting the historical transport record by the Barrancabermeja refinery in January 2020 and the maintenance of the HDT Unit in February 2019. Crude oil transport decreased (-4 mbd) as a result of a decline in production in March associated with the price drop.

Exchange rate effect (-0.37 USD/Bl): Increase of 398.52 pesos/dollar in the exchange rate when re-stating pesos denominated costs in to dollars.

Financial Results for the Segment

Table 11: Income Statement – Midstream

Billion (COP)	1Q 2020	1Q 2019	∆ ($)	∆ (%)
Total revenue	3,185	3,052	133	4.4%
Depreciation, amortization and depletion	317	295	22	7.5%
Variable costs	174	164	10	6.1%
Fixed costs	401	353	48	13.6%
Total cost of sales	892	812	80	9.9%
Gross income	2,293	2,240	53	2.4%
Operating expenses	171	(7)	178	(2,542.9%)
Operating income	2,122	2,247	(125)	(5.6%)
Financial result, net	599	(172)	771	(448.3%)
Share of profit of companies	0	(1)	1	(100.0%)
Income before income tax	2,721	2,074	647	31.2%
Provision for income tax	(815)	(683)	(132)	19.3%
Consolidated net income	1,906	1,391	515	37.0%
Non-controlling interest	(332)	(328)	(4)	1.2%
Net income attributable to owners of Ecopetrol	1,574	1,063	511	48.1%

EBITDA	2,489	2,573	(84)	(3.3%)
EBITDA Margin	78.1%	84.3%	-	(6.2%)

Revenues in 1Q20 increased compared to 1Q19 mainly due to: i) a higher average exchange rate; ii) update of oil and multipurpose pipeline transportation fees (as of July 2019); and, iii) additional day of operations in February 2020. The above was partially offset by: i) the non-recognition of the Ship or Pay contracts in dispute, in compliance with IFRS 15; and ii) the non-execution of contingent operation cycles in the Bicentenario Pipeline, due to increased operating days of the Caño Limón Pipeline.

The cost of sales for 1Q20 increased compared to 1Q19 primarily as a result of: i) increased maintenance activities; ii) additional contracted services, which mainly consist of physical security agreements; and iii) increase in energy costs due to market conditions.

Operating expenses increased in 1Q20 compared to 1Q19, as a result of the recognition of a non-recurring income due to a ruling in favor of Ocensa, due to a litigation related to the fill-up-line in the transportation system.

The (non-operating) financial result of 1Q20 versus 1Q19 showed a profit, resulting from the effect of COP devaluation against USD on the segment’s dollar assets position, mainly due to the effect of the exchange rate difference realized on Cenit’s investment portfolio.

3.    DOWNSTREAM

The performance of the downstream segment was adversely impacted by the market environment, especially during March, as a result of the behavior of international oil and product prices and to COVID-19, which depressed demand for the Group's main refined products. During 1Q20, the refineries reached a consolidated throughput of 345.4 mbd and a combined gross margin of 9.5 USD/Bl, compared to 349.9 mbd and 10.7 USD/Bl in 1Q19 respectively. In March, the consolidated throughput of the refineries was affected by the aforementioned situation, declining by almost 17% as compared to the cumulative results of the months of January and February.

Cartagena Refinery

Table 12: Throughput, Utilization Rate, Production and Refining Margin - Cartagena Refinery

Cartagena Refinery	1Q 2020	1Q 2019	∆ (%)
Throughput* (mbod)	146.3	154.5	(5.3%)
Utilization Factor (%)	68.7%	88.6%	(22.4%)
Production (mbod)	137.7	148.9	(7.5%)
Gross Margin (USD/Bl)	8.9	11.0	(19.1%)

* Corresponds to volumes actually loaded, not those received

During 1Q20, the refinery’s operation was affected by an operational event in the Hydrogen Unit, which involved taking said unit out of service, adapting the operating structure of other plants and leaving the Hydrocracking Unit temporarily inactive until the end of March. It is expected that by mid-May, 2020, the operational event in the Hydrogen Unit will be overcome. The above, in addition to the aforementioned market events, impacted the performance of the throughput, the utilization factor and the gross refining margin, which was impacted due to the lower yield of gasolines and medium distillates.

Barrancabermeja Refinery

Table 13: Throughput, Utilization Rate, Production and Refining Margin - Barrancabermeja Refinery

Barrancabermeja Refinery	1Q 2020	1Q 2019	∆ (%)
Throughput* (mbod)	199.0	195.5	1.8%
Utilization Factor (%)	74.5%	75.3%	(1.0%)
Production (mbod)	202.9	198.3	2.3%
Gross Margin (USD/Bl)	9.9	10.5	(5.7%)

* Corresponds to volumes actually loaded, not those received

During 1Q20, scheduled maintenances were successfully carried out in one crude oil unit and in other units in order to comply with fuel quality requirements. The improved refinery’s throughput was mainly favored by the maintenance cycle of 1Q20, wherein maintenance was carried out on a crude oil unit with a lower capacity and took less time than the interventions carried out in 1Q19.

The decrease in gross refining margin was mainly attributable to weakened performance of medium distillates in response to the demand behavior, scheduled interventions in some units and a decline in fuel prices.

Refining Cash Cost

Table 14: Refining Cash Cost* - Downstream

USD/Bl	1Q 2020	1Q 2019	∆ (%)	% USD
Refining Cash Cost	4.48	4.84	(7.4%)	14.4%

* Includes Barrancabermeja, Cartagena and Esenttia refineries

Cost effect (+0.22 USD/Bl): Higher costs for gas purchases and its associated transportation logistics, and an increase in catalyst consumption primarily due to a change thereof in non-intervened units in 2019.

Volume effect (-0.01 USD/Bl): Lower cost due to the increase in throughput volumes at the Barrancabermeja refinery.

Exchange rate effect (-0.57 USD/bl): Increase of 398.52 pesos/dollar in the exchange rate when re-stating pesos denominated costs in to dollars.

Financial Results for the Segment

Table 15: Income Statement – Downstream

Billion (COP)	1Q 2020	1Q 2019	∆ ($)	∆ (%)
Total revenue	8,288	8,552	(264)	(3.1%)
Depreciation, amortization and depletion	333	333	0	0.0%
Variable costs	7,317	7,692	(375)	(4.9%)
Fixed costs	581	474	107	22.6%
Total cost of sales	8,231	8,499	(268)	(3.2%)
Gross income	57	53	4	7.5%
Operating expenses	390	293	97	33.1%
Operating income (loss)	(333)	(240)	(93)	38.8%
Financial result, net	(1,113)	(157)	(956)	608.9%
Share of profit of companies	50	3	47	1,566.7%
Loss before income tax	(1,396)	(394)	(1,002)	254.3%
Provision for income tax	384	26	358	1,376.9%
Consolidated net income	(1,012)	(368)	(644)	175.0%
Non-controlling interest	(36)	0	(36)	-
Net income attributable to owners of Ecopetrol before impairment	(1,048)	(368)	(680)	184.8%
(Expense) income from impairment of long-term assets	(691)	0	(691)	-
Deferred tax of impairment	127	0	127	-
Net income attributable to owners of Ecopetrol	(1,612)	(368)	(1,244)	338.0%

EBITDA	283	220	63	28.6%
EBITDA Margin	3.4%	2.6%	-	0.8%

Revenues in 1Q20 decreased versus 1Q19 mainly due to lower product basket prices related to market factors, especially during March, given lower demand for Ecopetrol’s products as a result of COVID-19. This effect was partially offset by a positive exchange rate impact, Invercolsa's revenues and the results of Esenttia, whose positive operating performance is noteworthy, leveraging on a favorable environment of the petrochemical sector.

Cost of sales decreased in 1Q20 compared to 1Q19, mainly due to: i) lower prices of the crude oil feedstock; and ii) a lower volume of crude oil throughput at the Cartagena refinery due to the change in the operating scheme previously mentioned and the demand contraction. There were two additional negative impacts on cost of sales: i) a higher exchange rate; and ii) an adjustment made to the value of crude oil inventories at its realization price, given that its manufacturing cost is now higher than the sale price.

Operating expenses increased in 1Q20 versus 1Q19 due to maintenances related to an unscheduled operating event at the Cartagena refinery, higher depreciations and administrative expenses related to fees and insurance.

The (non-operating) financial result of 1Q20 versus 1Q19 was impacted by COP devaluation against USD and its effect on the valuation of segment’s passive net position and interests of dollar denominated debt.

IV. Environment, Social Investment and Corporate Governance

•

Water: Ecopetrol reused 25.9 million cubic meters of water (+ 17% versus 1Q19; 1.8 million barrels per day), which means that the Company stopped capturing and disposing this volume, thus reducing the pressure on water resources. These results were achieved due to proper water reuse and recirculation practices at the Barrancabermeja and Cartagena refineries, as well as in the production fields. The water reuse percentage (water reused / total water required) for 1Q20 was 67%.

Additionally in 1Q20, 809 thousand cubic meters of treated production water (+ 350% versus 1Q19) were reused in agricultural and livestock activities in the Agro-energy Sustainability Area (ASA) of the Castilla field.

•

Decarbonization: The Company obtained verification of the reduction in greenhouse gas emissions, totaling 178,099 tons of CO2 equivalent, by Ruby Canyon Engineering, an international auditing firm specialized in emissions reduction, accredited by the Mexican Accreditation Entity (EMA for its Spanish acronym) and the American National Standards Institute (ANSI). The verified emissions correspond to the project "Recovery and Use of Annular Gas from La Cira Field".

•

Renewable Energies: The Castilla Solar Park (21 MW) produced around 2.4 GWh of renewable energy for production operations in the Orinoquía area. In February, the competitive bidding process of the San Fernando Solar Park began through a Power Purchase Agreement scheme which, with an installed capacity of 50 MW, will be the largest solar self-generation park in the country. Likewise, progress continues in other projects to provide 120 MW of solar power generation, which are expected to be awarded during the second half of 2020.

With respect to wind generation, there are prospective developments that are expected to provide 80 MW by 2022 in the Atlantic Coast and Huila. In the second half of 2020, wind measurements will begin in order to evaluate the power generation potential on the Atlantic Coast, adjacent to the operations of the Cartagena refinery.

•

Social & Environmental Investment: COP 16,890 million were executed in strategic socio-environmental investment projects, in the lines of Education, Sports and Health, Road and Community Infrastructure, Entrepreneurship and Business Development, Inclusive Rural Development, Institutional and Community Strengthening and Access to Public Services. The aforementioned represented a 58% increase compared to 1Q19 (COP 10,665 million).

•

Environment Management: The Environmental Management has continued in order to obtain the social license that will facilitate Integral Research Pilot Projects (PPII for its Spanish acronym) implementation. Progress was made in executing the relationship plan, promoting social dialogue with strategic allies. Additionally, the Anticipated Social Investment Portfolio with Non-Conventionals Focus was approved, prioritizing projects for access to potable water that will contribute to a better living standard for these populations.

•

Corporate Responsibility: In January, Ecopetrol placed in the top 10 of the "Corporate Standing Business Monitor" ranking in the category "Business Responsibility and Corporate Governance" for 2019, ascending 10 positions compared to 2018.

•

Corporate Governance: On March 27, 2020 Ecopetrol S.A. held its first 100% virtual General Shareholders’ Meeting in order to comply with the measures adopted by the  Government in order to face the COVID-19 health emergency. The Meeting was broadcast live via streaming on the Ecopetrol

S.A. website and on public television on the Institutional Channel. More than 2,100 people joined the meeting via streaming and 134,058 viewers tuned in to watch the public broadcast channel.

On March 27, Ecopetrol published the Integrated Sustainability Report for 2019 on its website. This report was prepared under the Global Reporting Initiative (GRI) methodology and it is equivalent to the Communication on Progress (CoP) required by the United Nations Global Compact.

V. Quarterly Results Presentation

Ecopetrol’s management will hold two online presentations to review the first quarter of 2020 results:

Spanish May 12, 2020 8:00 a.m. Colombia 9:00 a.m. Nueva York	English May 12, 2020 9:30 a.m. Colombia 10:30 a.m. Nueva York

The Q&A will be done in writing through the webcast at the following links:

https://event.on24.com/wcc/r/2263597/FEB6CAD7518043B61275C152A41DCDA7 (Spanish)

https://event.on24.com/wcc/r/2291417/A3A007F529285119354B08F27E383687 (English)

Please verify that your browser allows normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

The press release, the presentation, the webcast and the repetition of the call will be available on the Ecopetrol website: www.ecopetrol.com.co.

-----------------------------

Contact Information:

Juan Pablo Crane de Narváez

Head of Capital Markets

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Telephone: +571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

Ecopetrol Group Appendices

Table 1: Income Statement – Ecopetrol Group

Billion (COP)	1Q 2020	1Q 2019	∆ (%)
Revenue
Local	7,891	7,822	0.9%
Export	7,181	8,121	(11.6%)
Total revenue	15,072	15,943	(5.5%)
Cost of sales
Depreciation, amortization and depletion	2,153	1,970	9.3%
Variable depreciation, amortization and depletion	1,455	1,299	12.0%
Fixed cost depreciation	698	671	4.0%
Variable costs	6,696	6,118	9.4%
Imported products	3,215	3,420	(6.0%)
Local purchases	2,328	2,311	0.7%
Hydrocarbon transportation services	210	181	16.0%
Inventories and others	943	206	357.8%
Fixed costs	2,438	2,147	13.6%
Contracted services	784	634	23.7%
Maintenance	593	560	5.9%
Labor costs	600	544	10.3%
Other	461	409	12.7%
Total cost of sales	11,287	10,235	10.3%
Gross income	3,785	5,708	(33.7%)
Operating expenses	1,078	751	43.5%
Administration expenses	1,040	690	50.7%
Exploration and projects expenses	38	61	(37.7%)
Operating income	2,707	4,957	(45.4%)
Finance result, net	(665)	(386)	72.3%
Foreign exchange, net	(13)	43	(130.2%)
Interest, net	(397)	(323)	22.9%
Financial income/loss	(255)	(106)	140.6%
Share of profit of companies	(1)	161	(100.6%)
Income before income tax	2,041	4,732	(56.9%)
Income tax	(630)	(1,674)	(62.4%)
Net income consolidated	1,411	3,058	(53.9%)
Non-controlling interest	(347)	(313)	10.9%
Net income attributable to owners of Ecopetrol before impairment	1,064	2,745	(61.2%)
(Expense) recovery for impairment long-term assets	(1,209)	0	-
Deferred tax of impairment	278	0	-
Net income attributable to owners of Ecopetrol	133	2,745	(95.2%)

EBITDA	5,257	7,357	(28.5%)
EBITDA margin	34.9%	46.1%	(11.2%)

Table 2: Statement of Financial Situation / Balance Sheet – Ecopetrol Group

Billion (COP)	March 31, 2020	December 31, 2019	∆ (%)
Current assets
Cash and cash equivalents	8,797	7,076	24.3%
Trade and other receivables	4,447	5,700	(22.0%)
Inventories	5,812	5,658	2.7%
Current tax assets	1,664	1,519	9.5%
Other financial assets	807	1,624	(50.3%)
Other assets	2,134	1,779	20.0%
	23,661	23,356	1.3%
Non-current assets held for sale	22	8	175.0%
Total current assets	23,683	23,364	1.4%

Non-current assets
Investments in associates and joint ventures	3,509	3,245	8.1%
Trade and other receivables	682	787	(13.3%)
Property, plant and equipment	70,244	64,200	9.4%
Natural and environmental resources	31,608	29,073	8.7%
Assets by right of use	450	456	(1.3%)
Intangibles	609	483	26.1%
Deferred tax assets	11,556	8,622	34.0%
Other financial assets	2,127	3,355	(36.6%)
Other assets	2,066	1,863	10.9%
Total non-current assets	122,851	112,084	9.6%

Total assets	146,534	135,448	8.2%

Current liabilities
Loans and borrowings	6,127	5,012	22.2%
Trade and other payables	16,783	10,689	57.0%
Provision for employees benefits	2,000	1,929	3.7%
Current tax liabilities	2,362	2,571	(8.1%)
Accrued liabilities and provisions	745	789	(5.6%)
Other liabilities	894	752	18.9%
Total current liabilities	28,911	21,742	33.0%

Non-current liabilities
Loans and borrowings	40,328	33,227	21.4%
Trade and other payables	27	24	12.5%
Provision for employees benefits	10,194	9,552	6.7%
Deferred tax liabilities	580	774	(25.1%)
Non-current taxes	71	71	0.0%
Accrued liabilities and provisions	9,326	9,129	2.2%
Other liabilities	717	585	22.6%
Total non-current liabilities	61,243	53,362	14.8%

Total liabilities	90,154	75,104	20.0%

Equity
Equity attributable to owners of the company	52,575	56,412	(6.8%)
Non-controlling interests	3,805	3,932	(3.2%)
Total equity	56,380	60,344	(6.6%)

Total liabilities and equity	146,534	135,448	8.2%

Table 3: Free Cash Flow Statement – Ecopetrol Group

Billion (COP)	1Q 2020	1Q 2019
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	133	2,745
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	347	313
Income tax	352	1,674
Depreciation, depletion and amortization	2,230	1,991
Foreign exchange (gain) loss	13	(43)
Finance costs recognized in profit or loss	699	641
Dry wells	14	45
Loss (gain) on disposal of non-current assets	(6)	12
Impairment of current and non-current assets	1,209	19
Fair value (gain) on financial assets valuation	47	(45)
(Gain) loss on share of profit of associates and joint ventures	1	(161)
Exchange difference on export hedges and ineffectiveness	128	338
Others minor items	11	(1)
Net changes in operating assets and liabilities	(1,421)	(1,775)
Income tax paid	(1,185)	(919)
Cash provided by operating activities	2,572	4,834

Cash flows from investing activities
Investment in property, plant and equipment	(823)	(600)
Investment in natural and environmental resources	(2,619)	(1,307)
Payments for intangibles	(11)	(31)
(Purchases) sales of other financial assets	2,493	699
Interest received	88	129
Proceeds from sales of assets	8	23
Net cash used in investing activities	(864)	(1,087)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(119)	(202)
Interest paid	(481)	(481)
Dividends paid	(426)	(333)
Net cash used in financing activities	(1,026)	(1,016)

Exchange difference in cash and cash equivalents	1,039	(105)
Net (decrease) increase in cash and cash equivalents	1,721	2,626
Cash and cash equivalents at the beginning of the period	7,076	6,312
Cash and cash equivalents at the end of the period	8,797	8,938

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	15	505
Operations with financed drafts	186	0

Table 4: EBITDA Reconciliation – Ecopetrol Group

Billion (COP)	1Q 2020	1Q 2019
Net income attributable to the owners of Ecopetrol	133	2,745
(+) Depreciation, amortization and depletion	2,230	1,991
(+/-) Impairment of long-term assets	1,209	(2)
(+/-) Financial result, net	665	386
(+) Income tax	352	1,674
(+) Taxes and others	321	250
(+/-) Non-controlling interest	347	313
Consolidated EBITDA	5,257	7,357

Table 5: EBITDA Reconciliation by Segment (1Q 2020)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	171	(1,612)	1,574	0	133
(+) Depreciation, amortization and depletion	1,510	398	322	0	2,230
(+/-) Impairment of long-term assets	518	691	0	0	1,209
(+/-) Financial result, net	151	1,113	(599)	0	665
(+) Income tax	48	(511)	815	0	352
(+) Other taxes	108	168	45	0	321
(+/-) Non-controlling interest	(21)	36	332	0	347
Consolidated EBITDA	2,485	283	2,489	0	5,257

Appendices, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	1Q 2020	1Q 2019	∆ (%)
Local	7,391	7,766	(4.8%)
Exports	5,624	6,386	(11.9%)
Total revenue	13,015	14,152	(8.0%)
Variable costs	8,573	8,194	4.6%
Fixed costs	3,025	2,636	14.8%
Total cost of sales	11,598	10,830	7.1%
Gross income	1,417	3,322	(57.3%)
Operating expenses	598	440	35.9%
Operating income	819	2,882	(71.6%)
Financial income/loss	(1,947)	(316)	516.1%
Share of profit of companies	1,265	1,035	22.2%
Income before income tax	137	3,601	(96.2%)
Income tax	329	(856)	(138.4%)
Net income attributable to owners of Ecopetrol	466	2,745	(83.0%)
Impairment	(468)	0	-
Deferred tax of impairment	135	0	-
Net income attributable to owners of Ecopetrol	133	2,745	(95.2%)

EBITDA	2,436	4,414	(44.8%)
EBITDA margin	18.70%	31.20%	(12.5%)

Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	March 31, 2020	December 31, 2019	∆ (%)
Current assets
Cash and cash equivalents	3,501	1,477	137.0%
Trade and other receivables	4,828	5,178	(6.8%)
Inventories	3,878	3,822	1.5%
Current tax assets	1,260	1,211	4.0%
Other financial assets	3,263	2,445	33.5%
Other assets	1,095	1,110	(1.4%)
	17,825	15,243	16.9%
Non-current assets held for sale	19	6	216.7%
Total current assets	17,844	15,249	17.0%

Non-current assets
Investments in associates and joint ventures	59,033	52,644	12.1%
Trade and other receivables	526	638	(17.6%)
Property, plant and equipment	21,381	21,183	0.9%
Natural and environmental resources	22,088	22,217	(0.6%)
Assets by right of use	3,408	3,481	(2.1%)
Intangibles	218	232	(6.0%)
Deferred tax assets	6,026	3,557	69.4%
Other financial assets	1,606	2,789	(42.4%)
Other assets	1,008	967	4.2%
Total non-current assets	115,294	107,708	7.0%

Total assets	133,138	122,957	8.3%

Current liabilities
Loans and borrowings	4,097	3,284	24.8%
Trade and other payables	14,840	8,879	67.1%
Provision for employees benefits	1,905	1,856	2.6%
Current tax liabilities	501	1,198	(58.2%)
Accrued liabilities and provisions	637	671	(5.1%)
Other liabilities	601	752	(20.1%)
Total current liabilities	22,581	16,640	35.7%

Non-current liabilities
Loans and borrowings	40,343	33,014	22.2%
Provision for employees benefits	10,194	9,552	6.7%
Deferred tax liabilities	141	142	(0.7%)
Non-current tax liabilities	34	34	0.0%
Accrued liabilities and provisions	7,209	7,144	0.9%
Other liabilities	61	19	221.1%
Total non-current liabilities	57,982	49,905	16.2%

Total liabilities	80,563	66,545	21.1%

Equity
Equity attributable to owners of the company	52,575	56,412	(6.8%)
Total equity	52,575	56,412	(6.8%)

Total liabilities and equity	133,138	122,957	8.3%

Table 8: Export Destinations – Ecopetrol Group

Crudes - mboed	1Q 2020	1Q 2019	% Share
U.S. Gulf Coast	200.0	143.7	47.1%
Asia	190.7	141.9	44.9%
Central America / Caribbean	15.6	45.7	3.7%
Others	8.6	5.5	2.0%
Europe	7.2	16.6	1.7%
U.S. West Coast	2.4	18.5	0.6%
South America	0.0	3.0	0.0%
U.S. East Coast	0.0	33.4	0.0%
Total	424.5	408.3	100.0%

Products - mboed	1Q 2020	1Q 2019	% Share
Central America / Caribbean	38.1	29.2	36.4%
U.S. Gulf Coast	26.8	1.7	25.6%
Asia	13.0	18.8	12.4%
South America	12.9	10.1	12.3%
U.S. East Coast	7.0	41.3	6.7%
Europe	3.6	0.1	3.4%
U.S. West Coast	3.2	6.7	3.1%
Others	0.0	0.0	0.0%
Total	104.6	107.9	100.0%

This information is subject to change at the end of the quarter, as some of the destinations may be reclassified according to final export results.

Table 9: Domestic Purchases and Imports – Ecopetrol Group

Local Purchases - mboed	1Q 2020	1Q 2019	∆ (%)
Crude Oil	182.5	162.5	12.3%
Gas	5.9	2.2	168.2%
Products	3.5	3.5	0.0%
Diluent	0.4	0.5	(20.0%)
Total	192.3	168.7	14.0%

Imports - mboed	1Q 2020	1Q 2019	∆ (%)
Crude Oil	27.4	29.8	(8.1%)
Products	96.9	97.8	(0.9%)
Diluent	49.7	51.0	(2.5%)
Total	174.0	178.6	(2.6%)

Total	366.3	347.3	5.5%

Table 10: Detail of Exploratory Wells – Ecopetrol Group

	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Olini Oeste-1	A3	Tolima	Valle Superior del Magdalena	Hocol 100%	Dry	January 3, 2020
2	First	Aguas Blancas 24	A1	Aguas Blancas	Valle Medio del Magdalena	Parex 60% (Operador) ECP 40%	Temporarily Suspended	January 19, 2020
3	First	Lorito Este-1	A3	CPO-09	Llanos Orientales	ECP 55% (Operador) Repsol 45%	Temporarily Suspended	January 31, 2020

Table 11: Savings Initiatives - Ecopetrol Group

Billion (COP)	1Q 2020	1Q 2019
Optimization of drilling costs and facilities construction	224.5	282.4
Improvement of the commercial strategy	30.3	50.8
Improvement in refineries revenues/margins	29.4	30.7
Reduction of O&M Midstream costs	19.8	10.8
Energy strategy - Surplus sales - Cost optimization	15.3	23.0
Savings on staff, logistics and other areas	9.3	7.0
Reduction of deferred production	4.7	6.6
Operating optimization	23.8	25.9
Refining cash cost optimization	6.8	0.0
Dilution and evacuation of heavy and extra heavy crude oil	0.0	48.3
Digital transformation	2.8	0.0
Total	366.7	485.5

Table 12: HSE Performance (Health, Safety and Environmental Performance)

HSE Indicators*	1Q 2020	1Q 2019
Frequency of total registrable injuries (# Recordable cases / Million man hours)	0.47	0.50
Environmental incidents**	2	2

* The results of the indicators are subject to subsequent change at the end of the quarter, as some accidents and incidents are reclassified according to the final results of the investigations. ** Environmental incidents are hydrocarbons spills in excess of 1 barrel, with environmental impact.